UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 85404 / March 25, 2019

Admin. Proc. File No. 3-18103

In the Matter of

BOLDFACE GROUP, INC.,
CHINA TIANFEIHONG WINE INC.,
GOLDFIELDS INTERNATIONAL INC., and
GRIZZLY GOLD CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by BOLDFACE Group, Inc., China Tianfeihong Wine Inc., Goldfields International Inc., or Grizzly Gold Corp. and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to BOLDFACE Group, Inc., China Tianfeihong Wine Inc., Goldfields International Inc., and Grizzly Gold Corp.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, under Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of BOLDFACE Group, Inc., China Tianfeihong Wine Inc., Goldfields International Inc., and Grizzly Gold Corp. is hereby revoked. The revocation is effective as of March 26, 2019.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Vanessa A. Countryman
Acting Secretary

---

[1]   17 C.F.R. § 201.360(d).

[2]   *BOLDFACE Grp. Inc., China Tianfeihong Wine Inc., Goldfields Int'l Inc., and Grizzly Gold Corp.,* Initial Decision Release No. 1300 (Nov. 8, 2018), 2018 WL 5840877. The stock symbols and Central Index Key numbers are: BLBK and 1423107 for BOLDFACE Group, Inc.; TFHW and 1501225 for China Tianfeihong Wine Inc.; GDFI and 1167886 for Goldfields International Inc.; and GRZG and 1492541 for Grizzly Gold Corp.

Initial Decision Release No. 1300
Administrative Proceeding
File No. 3-18103

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of **BOLDFACE Group, Inc.**, **China Tianfeihong Wine Inc.**, **Goldfields International Inc.**, and **Grizzly Gold Corp.**	**Initial Decision of Default** November 8, 2018

Appearances: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

Before: James E. Grimes, Administrative Law Judge

Summary

This initial decision revokes the registrations of the registered securities of BOLDFACE Group, Inc., China Tianfeihong Wine Inc., Goldfields International Inc., and Grizzly Gold Corp. The revocation is based on Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission.

Introduction

On August 7, 2017, the Commission initiated this proceeding under Section 12(j) of the Securities Exchange Act of 1934 with an order instituting proceedings (OIP). The OIP alleges that Respondents have securities registered with the Commission under Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

A different administrative law judge originally presided over this proceeding and issued an initial decision of default against Respondents.[1] But the Commission vacated that decision following the Supreme Court's decision in *Lucia v. SEC*,[2] and the matter was reassigned to me to provide Respondents with the opportunity for a new hearing.[3] Respondents were allowed to propose how further proceedings should be conducted.[4] But none did. I therefore proceeded under the Commission's directive to not give weight to or otherwise presume the correctness of any prior opinions, orders, or rulings issued by the prior administrative law judge.[5]

After independently reviewing evidence submitted by the Division, I determined that Respondents were served with the OIP on August 14, 2017, and their answers were due by August 28, 2017.[6] On October 26, 2018, I noted that Respondents had not filed answers and ordered them to show cause by November 7, 2018, why the registrations of their securities should not be revoked by default due to their failure to file answers or otherwise defend the proceeding.[7] To date, Respondents have not filed answers, submitted proposals, or responded to the show cause order.

Findings of Fact

Respondents are in default for failing to file answers, file proposals for how further proceedings should be conducted, or otherwise defend the

---

[1]   *See BOLDFACE Grp., Inc.*, Initial Decision Release No. 1176, 2017 SEC LEXIS 2886 (ALJ Sept. 18, 2017).

[2]   138 S. Ct. 2044 (2018); *see Pending Admin. Proc.*, Securities Act of 1933 Release No. 10536, 2018 SEC LEXIS 2058, at *2–3 (Aug. 22, 2018).

[3]   *Pending Admin. Proc.*, Admin. Proc. Rulings Release No. 5955, 2018 SEC LEXIS 2264, at *2–3 (ALJ Sept. 12, 2018).

[4]   *BOLDFACE Grp., Inc.*, Admin. Proc. Rulings Release No. 6005, 2018 SEC LEXIS 2385 (ALJ Sept. 18, 2018).

[5]   *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4.

[6]   *BOLDFACE Grp., Inc.*, Admin. Proc. Rulings Release No. 6261, 2018 SEC LEXIS 2986, at *2 (ALJ Oct. 26, 2018).

[7]   *Id.*

proceeding.[8] Accordingly, as authorized by Rule of Practice 155(a),[9] I find the following allegations in the OIP to be true.

BOLDFACE Group, Inc., Central Index Key (CIK) No. 1423107 and ticker symbol BLBK, is a revoked Nevada corporation located in Santa Monica, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2014, which reported a net loss of $7,310,460 for the prior nine months. As of August 3, 2017, the company's common stock was quoted on OTC Link operated by OTC Markets Group Inc., had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

China Tianfeihong Wine Inc., CIK No. 1501225 and ticker symbol TFHW, is a void Delaware corporation located in Putian City, Fujian Province, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 28, 2015. As of August 3, 2017, the company's common stock was quoted on OTC Link, had one market maker, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Goldfields International Inc., CIK No. 1167886 and ticker symbol GDFI, is a dissolved Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 31, 2014, which included no financial data based on a claim of exemption. As of August 3, 2017, the company's common stock was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Grizzly Gold Corp., CIK No. 1492541 and ticker symbol GRZG, is a defaulted Nevada corporation located in Reno, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission,

---

[8] *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f); *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4.

[9] 17 C.F.R. § 201.155(a).

having not filed any periodic reports since it filed a Form 10-Q for the period ended January 31, 2014, which reported a net loss of $133,186 for the prior nine months. As of August 3, 2017, the company's common stock was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. Compliance with these reporting requirements is mandatory.[10] Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.[11] Respondents failed to file timely periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will ensure that investors are adequately protected, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past

---

[10]   *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007).

[11]   *See SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978).

violations and ensure future compliance, and the credibility of its assurances, if any, against further violations."[12]

Respondents' failures to file required periodic reports are serious because they constitute violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions."[13] The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities.[14] Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports for more than three years.[15] Respondents are culpable because they knew or should have known about the reporting requirements. They further failed to heed delinquency letters sent to them by the Division of Corporation Finance. Even if Respondents did not receive such letters due to their failure to maintain a valid address on file with the Commission as required by Commission rules, the other factors weigh in favor of revocation, and scienter is not necessary to establish grounds for revocation.[16] In any event, there is no indication that Respondents' violations were inadvertent or accidental.[17] And there is no evidence that Respondents have made any effort to remedy their past violations or ensure future compliance. Respondents have not answered the OIP, submitted proposals regarding the conduct of

---

[12]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19–20 (May 31, 2006).

[13]   *Id.* at *26.

[14]   *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)).

[15]   *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25–26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent).

[16]   *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013).

[17]   *Id.* at *37 n.60.

this proceeding following its reassignment, or responded to the show cause order, and have not otherwise participated in this proceeding.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

Order

I ORDER that, under Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of BOLDFACE Group, Inc., China Tianfeihong Wine Inc., Goldfields International Inc., and Grizzly Gold Corp. is hereby REVOKED.[18]

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360.[19] Under this rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, under Rule 111.[20] If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality.[21] The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate.[22] A motion to set aside a default shall be made within a reasonable time, state the reasons

---

[18]   This order applies to all classes of Respondents' securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.

[19]   17 C.F.R. § 201.360.

[20]   17 C.F.R. § 201.111(h).

[21]   17 C.F.R. § 201.360(d).

[22]   17 C.F.R. § 201.155(b).

for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding.

_____
James E. Grimes
Administrative Law Judge